IAI Investment Funds I, Inc.

                 Form N-SAR Report for the Period Ended 11/30/00

Item 77-I

Pursuant to the Agreement and Plan of Reorganization and Termination (the "Plan") between Investment Advisers, Inc. and Federated Investors, Inc. dated June16, 2000 and approved by the shareholders of IAI Investment Funds I, Inc. on September 8, 2000, Federated Bond Fund acquired all of the assets of the IAI Bond Fund in exchange for the Federated Bond Fund Class A shares to be distributed pro rata by the IAI Bond Fund to its shareholders in complete liquidation and dissolution of the IAI Bond Fund. As a result of this reorganization, each shareholder of the IAI Bond Fund became an owner of the Federated Bond Fund Class A having a total net asset value equal to the total net asset value of such shareholder's holding in the IAI Bond Fund on September 15, 2000.

IAI Institutional Bond Fund generally closed to new investors on August 31, 2000. Effective August 31, 2000 the IAI Institutional Bond Fund was liquidated.